EA Series Trust
FEE WAIVER AGREEMENT
August 27, 2024
THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the Research Affiliates Deletions ETF (the “Fund”), a series of the Trust, and Empowered Funds, LLC (the “Adviser”), the Fund’s investment adviser. The Trust and the Adviser are referred to herein as the “Parties.”
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Fund to the Adviser;
     NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.Fee Waiver. The Adviser agrees to a reduction in the Fund’s unitary management fee to 0.09% (the “Reduced Fee”) of the Fund’s average daily net assets for the term of this Agreement.

2.Term. The Reduced Fee shall remain in effect for one year from the effective date of the Fund’s registration statement.

3.Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.

4.Termination. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. The Board of Trustees of the Trust, in its sole discretion, may terminate this Agreement only by a majority vote of the “non-interested” trustees of the Trust as defined in the 1940 Act.

5.Entire Agreement; Modification; Amendment. This Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

EA SERIES TRUST
(On behalf of the Research Affiliates Deletions ETF)
By:    /s/ Patrick Cleary
Name: Patrick Cleary
Title: President and Chief Executive Officer

EMPOWERED FUNDS, LLC dba EA Advisers
By:    /s/ Sean Hegarty
Name: Sean Hegarty
Title: Chief Operating Officer